      `

June 8, 2020TSX: SAM

OTCQB: SHVLF

Starcore Completes Sale of Altiplano

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to report the receipt of the final payment of US$200,000 to complete the sale of its subsidiary, Altiplano Goldsilver S.A. de C.V., which owns the processing facility in Matehuala, Mexico. The subsidiary was sold pursuant to a sale agreement dated July, 2019 for US$1.6 million received over 10 months to May 31, 2020.

The decision to sell Altiplano was put into motion earlier in 2019, after it was determined that the ongoing capital requirements for inventory and operations did not justify the continuation of the processing plant’s operations.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com